UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[X]	Form 3 Holdings Reported.
[ ]	Form 4 Transactions Reported.

Filed pursuant to Section 16(a) of
the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the
Investment Company Act of 1940.

(Print of Type Response)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol
Joshua Berger 2294 Nostrand Avenue Brooklyn, New York 11210	Wisedriver.com, Inc. (no symbol)

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year
December 2002

5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person to Issuer (Check all applicable)

(X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (Specify below) President

7. Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

Table I   --   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/day/year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)
				Amount	(A) or (D)	Price
Common Stock

5. Amount of Securities Beneficially Owned At End of Issuer's Fiscal Year Instr. 3 and 4	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
450,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II   --   Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/day/year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and %)
					(A)	(D)

6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount Or Number Of Shares

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) Cont.

9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON

/s/   Joshua Berger

Joshua Berger

Date:   02/14/03

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.